947 994
0-26414

02026532

FORM 6-K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 4, 2002

Commission File Number - 0-26414

GLOBETECH VENTURES CORP.
(Translation of Registrant's Name into English)

#402-750 West Pender, Vancouver, B.C., Canada V6C 2T7
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F___x____ Form 40-F________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes________ No___x____
Securities registered or to be registered pursuant to

TABLE OF CONTENTS

1. Quarterly financial statements for the 3 month period ended December 31, 2001.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: ______X______ Schedule A
________ ________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	GLOBETECH VENTURES CORP.
ISSUER ADDRESS:	#402-750 West Pender St., Vancouver, BC V6C 2T7
ISSUER WEBSITE:	www.globetechventures.net
ISSUER EMAIL:	rdg@globetechventures.net
ISSUER PHONE NUMBER:	(604) 688-0044
ISSUER FAX NUMBER:	(604) 684-2439
CONTACT PERSON:	Dilbagh S. Gujral
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(604) 688-0044
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	February 28, 2002

CERTIFICATE:

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Dilbagh S. Gujral	"Dilbagh S. Gujral"	02/03/04
DIRECTORS NAME	SIGNED (TYPED)	DATE SIGNED
Donald J. MacPhee	"Donald J. MacPhee"	02/03/04
DIRECTORS NAME	SIGNED (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

GLOBETECH VENTURES CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)
December 31, 2001
(UNAUDITED)

GLOBETECH VENTURES CORP.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at
(UNAUDITED)

		Dec. 31, 2001		Sep. 30, 2001
ASSETS				
Current				
Cash	$	8,751	$	81,297
Amounts receivable		1,679		980
		6,811		-
		17,241		82,277
Capital assets		7,579		8,172
	$	**24,820**	**$**	**90,449**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable	$	298,475	$	269,086
Due to related parties		452,874		392,943
		751,349		662,029
Shareholders' equity				
Capital Stock		27,873,683		27,873,683
Deficit		(28,600,212)		(28,445,263)
		(726,529)		(571,580)
	$	**24,820**	**$**	**90,449**

Approved by the Directors: "Dilbagh S. Gujral" Dilbagh S. Gujral — "Donald J. MacPhee" Donald J. MacPhee

Prepared by management

GLOBETECH VENTURES CORP.

(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
For the period
(UNAUDITED)

	3 months ended Dec. 31, 2001	3 months ended Dec. 31, 2000
Expenses		
Accounting and legal	$ 705	$ 11,792
Amortization	593	319
Bank charges	73	75
Brochures and publications	-	10,510
Corporate communication consulting	-	12,485
Financial consulting fees	19,017	18,232
Loan interest	8,253	3,180
Management fees	7,500	7,500
Office and miscellaneous	4,601	5,013
Project consulting	14,030	23,731
Promotion, advertising and conferences	8,014	32,568
Public relations consulting	33,631	15,058
Regulatory fees and transfer agent	686	839
Rent and parking	5,565	3,070
Salaries and wages	5,469	3,138
Shareholder communication	1,802	2,676
Telephone and fax	2,399	2,706
Travel and trade shows	2,600	42,498
Loss before other items	(114,938)	(195,359)
Other items		
Interest income	29	24,244
Foreign exchange gain/(loss)	(3,033)	(2,966)
Recovery of assets written-off	-	53,201
Impaired loans	(37,007)	-
	(40,011)	74,479
Loss for the period	(154,949)	(120,880)
Deficit, beginning of period	(28,445,263)	(26,622,571)
Deficit, end of period	$ (28,600,212)	$ (26,743,451)
Loss per share	$ (0.02)	$ (0.02)

Prepared by management

GLOBETECH VENTURES CORP.

(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)
For the period
(UNAUDITED)

	3 months ended Dec. 31, 2001	3 months ended Dec. 31, 2000
Cash Flows From Operating Activities		
Loss for the period	$ (154,949)	$ (120,880)
Items not affecting cash:		
Amortization	593	319
Accrued interest on notes receivable	-	(21,023)
Changes in non-cash working capital items:		
Amounts receivable	(699)	727
Prepaid expenses	(6,811)	-
Accounts payable	29,389	125,457
Due to related parties	59,931	6,568
Net cash used in operating activities	(72,546)	(8,832)
Cash Flows From Investing Activities		
Purchase of capital assets	-	(1,818)
Notes receivable advanced	-	(343,040)
Net cash used in investing activities	-	(344,858)
Change in cash position during the period	(72,546)	(353,690)
Cash position, beginning of period	81,297	378,984
Cash position, end of period	$ 8,751	$ 25,294

Prepared by management

(Expressed in Canadian Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding figures in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present fair statements of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. NATURE AND CONTINUANCE OF OPERATIONS

Globetech Ventures Corp. is incorporated under the laws of British Columbia and its principal business activities includes the identification and acquisition of potential business ventures in the hi-tech field.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	Dec. 31, 2001	Sep. 30, 2001
Deficit	$ (28,600,212)	$ (28,445,263)
Working capital deficiency	(734,108)	(579,752)

3. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Depreciation	Dec. 31, 2001	Sep. 30, 2001
Office equipment	$ 5,222	$ 4,473	$ 749	$ 788
Computer equipment	26,314	19,484	6,830	7,384
	$ 31,536	$ 23,957	$ 7,579	$ 8,172

(Expressed in Canadian Dollars)

4. RELATED PARTY TRANSACTIONS

	Dec. 31, 2001	Sep. 30, 2001
Due to related parties		
Affiliated companies:		
Loan payable bearing interest at prime plus 3% per annum	$ 191,465	$ 187,398
Loan payable bearing interest at 10% per annum	11,871	11,619
Director:		
Loans payable bearing interest at 10% per annum	212,141	157,411
Relative of a director:		
Loan payable bearing interest at 10% per annum	37,397	36,515
	$ 452,874	$ 392,943

The Company entered into the following transactions with related parties:

a) Paid or accrued $7,500 (2000 - $7,500) for management fees to a company controlled by a director.
b) Paid or accrued interest of $2,602 (2000 - $3,180) to companies with a common director.

5. CAPITAL STOCK

Included in the issued and outstanding shares at December 31, 2001 are 25,000 (2000 – 25,000) common shares that are escrowed and may not be traded until approval is received from the regulatory authorities.

	Number of shares	Common shares issued and fully paid
Balance at December 31 and September 30, 2001	9,489,939	27,873,693

The following stock options and share purchase warrants were outstanding at December 31, 2001:

	Number of shares	Exercise Price US$	Expiry Date
Options	315,000	1.60	Feb. 15/02
	195,000	2.00	Aug. 22/03
Warrants	454,546	1.50	Aug. 25/02
	2,000,000	0.30	Jun. 26/03

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: _______________ Schedule A
______X________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: GLOBETECH VENTURES CORP.

ISSUER ADDRESS: #402-750 West Pender St., Vancouver, BC V6C 2T7

ISSUER WEBSITE: www.globetechventures.net
ISSUER EMAIL: rdg@globetechventures.net

ISSUER PHONE NUMBER: (604) 688-0044
ISSUER FAX NUMBER: (604) 684-2439

CONTACT PERSON: Dilbagh S. Gujral
CONTACT POSITION: President
CONTACT PHONE NUMBER: (604) 688-0044

FOR QUARTER ENDED: December 31, 2001
DATE OF REPORT: March 3, 2001

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Dilbagh S. Gujral	"Dilbagh S. Gujral"	02/03/04
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED
Donald J. MacPhee	"Donald J. MacPhee"	02/03/04
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

GLOBETECH VENTURES CORP.

Quarterly Report – Form 51-901F
December 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited interim consolidated financial statements for the three month period ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred Exploration and Development Costs: Nil

   b) General and Administration:

   See Statement of Operations and Deficit in attached unaudited interim consolidated financial statements.

   c) Related Party Transactions:

   See Note 4 in the attached unaudited interim consolidated financial statements.

2. For the year-to-date period:

   a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

3. As at the end of the period:

   a)

	Number of Shares	Amount
Authorized capital		
20,000,000 common shares without per value		
Issued and outstanding as at Dec. 31 and Sep. 30, 2001	9,489,939	$27,873,693

   b) Incentive stock options and share purchase warrants outstanding: See Note 5 in the attached unaudited interim consolidated financial statements.

   c) There are 25,000 common shares held in escrow by the Company's registrar and transfer agent.

   d) List of Directors: Dilbagh S. Gujral
   Donald J. MacPhee
   James H. Diffendorfer
   C. Allan Brant

   List of Officers: Dilbagh S. Gujral, President

GLOBETECH VENTURES CORP.
Quarterly Report – Form 51-901F
December 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

Nature of Operations:

Globetech Ventures Corp. is incorporated under the laws of British Columbia and its principal business activities are the identification, acquisition, development and marketing of internet related products. On April 19, 2001 the Company acquired a 20% equity interest in TranslationWave, a U.S. based IT company in consideration of advancing US$500,000 for further developmental work of its translation technology and the issuance of 500,000 common shares from treasury at a deemed price of US$0.25. TranslationWave (www.translationwave.com) is a leading Translation Application Service Provider (ASP) that converts the Internet into a universal platform of communication.

Review of Operations:

TranslationWave, the Company's 20% subsidiary interest, launched its internet translation web site on December 5, 2000. TranslationWave was created to address the global requirement for web-based communication. TranslationWave has developed a world class web-site and a one of a kind online communication center that provides the technology to instantaneously translate one language to another over the internet. TranslationWave is a site where users of any language can type in their native tongue and immediately the text will be converted to the output language chosen. The modes of communication are: Chat Rooms, Email Translation and Instantaneously Translated Voice Recognition. Other features of the site are: Document Translation, Translation Practices and Phrase Translation. The Company's technology has been well received both domestically and internationally, especially by the real estate, customer service, e commerce, travel and hospitality industries. The Company is actively engaged in efforts to market this technology. In addition, the Company is actively searching to acquire or merge with another company that has technology that compliments the existing technology of TranslationWave. On June 5, 2001, the Company announced that it had entered into a reciprocal business and technology partnership relation that includes revenue sharing, co-marketing and combined technology development with Internet Speech Inc., a California based company. The Company has decided that its investment in TranslationWave may not be profitable and has decided to write down this asset.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

Investor Relation Activities:

The Company's investor relation activities during the three month period ended December 31, 2001 consisted of providing investors and shareholders with information regarding the Company's activities as requested.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

Date: March 4, 2002

By: ---
Dil Gujral, President